# Dreyfus Worldwide Dollar Money Market Fund, Inc.

**ANNUAL REPORT** October 31, 2007



**Dreyfus**
A BNY Mellon Company℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

# Contents

Dreyfus
Worldwide Dollar
Money Market Fund, Inc.

# The Fund

## A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this annual report for Dreyfus Worldwide Dollar Money Market Fund, Inc., covering the 12-month period from November 1, 2006, through October 31, 2007.

After a prolonged period of relative price stability, volatility has returned to the U.S. financial markets. The third quarter of 2007 provided greater swings in security valuations than we've seen in several years, as the economic cycle matured and credit concerns spread from the sub-prime mortgage sector to other credit-sensitive areas of the fixed-income markets. Even the money markets were briefly affected when sub-prime jitters hit the commercial paper market.

In our view, these developments signaled a shift to a new phase of the credit cycle in which the price of risk has increased to reflect a more borrower-friendly tone in the credit markets. Although the housing downturn and sub-prime turmoil may persist for the next few months or quarters, lower short-term interest rates from the Federal Reserve Board should help keep credit available to borrowers and forestall a more severe economic downturn. In addition, turning points such as this one may be a good time to review your portfolio with your financial advisor, who can help you reposition your cash allocations for a changing market environment.

Thank you for your continued confidence and support.

Sincerely,



Thomas F. Eggers
Chief Executive Officer
The Dreyfus Corporation
November 15, 2007



## DISCUSSION OF FUND PERFORMANCE

*For the period of November 1, 2006, through October 31, 2007, as provided by Patricia A. Larkin, Senior Portfolio Manager*

### Fund and Market Performance Overview

Although money market yields remained relatively stable over the first half of the reporting period, a credit crisis in U.S. fixed-income markets and a slowing U.S. housing market prompted the Federal Reserve Board (the "Fed") to reduce short-term interest rates toward the reporting period's end. This, in turn, has had a moderate impact on yields of virtually all money market funds.

For the 12-month period ended October 31, 2007, Dreyfus Worldwide Dollar Money Market Fund produced a yield of 4.60% and, after taking into account the effects of compounding, an effective yield of 4.70%.[1]

### The Fund's Investment Approach

The fund seeks as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity.

To pursue this goal, the fund invests in a diversified portfolio of high-quality, short-term debt securities, including: securities issued or guaranteed by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic and foreign banks or their subsidiaries or branches; repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper; and other short-term corporate obligations, including those with floating or variable rates of interest; and dollar-denominated obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies. Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

### A Worsening Credit Crisis Prompted Fed Intervention

The U.S. economy showed signs of a moderate slowdown at the end of 2006 as housing markets softened. At the time, inflationary pressures were relatively mild, with energy prices retreating from the record highs set the previous summer. In this relatively benign environment, the Fed appeared comfortable maintaining a target of 5.25% for the overnight federal funds rate.

In the spring, however, the core personal consumption price index rose relatively sharply, suggesting that inflation could be a more persistent problem than expected. By June, signs of stronger economic growth had contributed to higher yields on longer-term bonds, and the Fed stated that it was not yet convinced of the sustainability of lower inflationary pressures. It later was announced that the U.S. GDP grew at an annualized rate of 3.8% in the second quarter of 2007, lending credence to the Fed's inflation-fighting bias.

The summer of 2007 proved to be a difficult time for the financial markets, as intensifying housing and lending concerns sparked a sharp repricing of risk in July, when rising delinquencies and defaults spread from the sub-prime mortgage sector to home equity borrowers with good credit histories. Sales of existing homes slid to the slowest pace in almost five years, and sales of new single-family homes dropped by a significantly greater amount than expected. Tightness in the credit markets also created turmoil in other areas, including the inter-bank lending market and the commercial paper and syndicated loan markets.

Although the Fed refrained from adjusting monetary policy at its meeting in early August, the credit crisis prompted some analysts to call for intervention. The Fed did so on August 17, when it reduced the discount rate by 50 basis points. The Fed followed up in September with additional reductions of 50 basis points in the discount rate and federal funds rate to ease conditions in the money markets and prevent a spillover into the broader economy. These moves appeared to be warranted, as fallout from the sub-prime mortgage crisis included billions in subprime-related asset write-downs by major investment and commercial banks, a sharp increase in foreclosure filings and a surge in canceled home sales contracts.

In October, the economy continued to show signs of weakness, including reports of a tepid September increase in consumer spending of

0.3%. At the same time, inflationary pressures continued to mount, with crude oil rising above $95 per barrel. Yet, at the end of the month, the Commerce Department announced that U.S. GDP grew at a stronger-than-expected 3.9% annualized rate in the third quarter. Later the same day, the Fed again cut the federal funds rate, this time by 25 basis points to 4.5%. In its accompanying statement, the Fed stated that it expected slower economic growth due to the intensification of the housing correction, but that it regarded the risks of recession and inflation as balanced.

## Caution Remains Warranted in Uncertain Markets

As the credit crisis unfolded and the Fed cut interest rates, yield differences widened along the market's maturity range, creating more attractive opportunities among longer-dated money market instruments. Meanwhile, demand for money market instruments surged as investors engaged in a "flight to quality." In this environment, we increased the fund's weighted average maturity toward a position we considered longer than industry averages.

While additional rate cuts are not guaranteed, the Fed has shown that it stands ready to act to provide liquidity when needed. The Fed and market participants will be analyzing incoming data in order to determine what they believe to be reasonable course of action in these uncertain market conditions.

November 15, 2007

*An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.*

[1] *Effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Yields provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's yield and effective yield would have been 4.56% and 4.66%, respectively.*

# UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

*As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.*

### Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Worldwide Dollar Money Market Fund, Inc. from May 1, 2007 to October 31, 2007. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

**Expenses and Value of a $1,000 Investment**
assuming actual returns for the six months ended October 31, 2007

| | |
|---|---|
| Expenses paid per $1,000+ | $      3.83 |
| Ending value (after expenses) | $1,023.40 |

## COMPARING YOUR FUND'S EXPENSES
### WITH THOSE OF OTHER FUNDS (Unaudited)

### Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

**Expenses and Value of a $1,000 Investment**
assuming a hypothetical 5% annualized return for the six months ended October 31, 2007

| | |
|---|---|
| Expenses paid per $1,000+ | $      3.82 |
| Ending value (after expenses) | $1,021.42 |

† *Expenses are equal to the fund's annualized expense ratio of .75%; multiplied by the average account value over the period, multiplied by 184/365 (to reflect the one-half year period).*

# STATEMENT OF INVESTMENTS

October 31, 2007

| Negotiable Bank Certificates of Deposit—31.2% | Principal Amount ($) | Value ($) |
|---|---|---|
| Banca Monte dei Paschi di Siena SpA (London) 5.20%, 1/18/08 | 30,000,000 | 30,000,000 |
| Banco Bilbao Vizcaya Argentaria Puerto Rico (Yankee) 5.24%, 1/15/08 | 30,000,000 | 30,000,000 |
| Bank of Tokyo-Mitsubishi Ltd. (Yankee) 5.50%, 11/19/07 | 25,000,000 | 25,000,000 |
| Barclays Bank PLC (Yankee) 5.25%, 1/9/08 | 30,000,000 | 30,000,000 |
| DEPFA BANK PLC (Yankee) 5.13%, 1/22/08 | 30,000,000 [a] | 30,000,000 |
| HBOS Treasury Services PLC (London) 5.80%, 12/11/07 | 25,000,000 | 25,000,000 |
| Royal Bank of Scotland PLC (Yankee) 5.68%, 12/14/07 | 20,000,000 | 20,000,000 |
| Wilmington Trust Co., DE 5.35%, 1/9/08 | 30,000,000 | 30,000,114 |
| **Total Negotiable Bank Certificates of Deposit** (cost $220,000,114) | | **220,000,114** |

| Commercial Paper—45.3% | | |
|---|---|---|
| Alpine Securitization Corp. 4.89%, 1/29/08 | 20,000,000 [a] | 19,761,183 |
| Amsterdam Funding Corp. 5.14%, 1/18/08 | 28,000,000 [a] | 27,692,420 |
| BNP Paribas Finance Inc. 5.31%, 11/19/07 | 30,000,000 | 29,922,525 |
| Cancara Asset Securitisation Ltd. 5.06%, 1/24/08 | 30,000,000 [a] | 29,650,000 |
| CHARTA LLC 5.21%, 2/7/08 | 20,000,000 [a] | 19,721,244 |
| Citigroup Funding Inc. 5.51%, 11/27/07 | 5,000,000 | 4,980,392 |
| Fairway Finance Company LLC 5.19%, 1/14/08 | 27,347,000 [a] | 27,058,626 |
| FCAR Owner Trust, Ser. I 5.08%, 1/23/08 | 25,000,000 | 24,710,653 |
| HVB U.S. Finance Inc. 5.31%, 11/9/07 | 25,000,000 [a] | 24,971,278 |

| Commercial Paper (continued) | Principal Amount ($) | | Value ($) |
|---|---|---|---|
| Scaldis Capital Ltd.<br>5.30%, 11/1/07 | 14,323,000 | [a] | 14,323,000 |
| Sigma Finance Inc.<br>5.31%, 11/5/07 | 25,000,000 | [a] | 24,985,639 |
| Skandinaviska Enskilda Banken AB<br>5.10%, 12/19/07 | 27,500,000 | | 27,314,833 |
| Societe Generale N.A. Inc.<br>5.31%, 11/5/07 | 15,000,000 | | 14,991,392 |
| Solitaire Funding Ltd.<br>5.13%, 2/15/08 | 30,000,000 | [a] | 29,554,800 |
| **Total Commercial Paper**<br>(cost $319,637,985) | | | **319,637,985** |
| **Corporate Notes—11.3%** | | | |
| Cullinan Finance Ltd.<br>4.57%, 3/27/08 | 30,000,000 | [a,b] | 29,998,785 |
| Lehman Brothers Holdings Inc.<br>5.36%, 12/27/07 | 20,000,000 | [b] | 20,000,000 |
| Westpac Banking Corp.<br>5.05%, 11/17/07 | 30,000,000 | [b] | 30,000,000 |
| **Total Corporate Notes**<br>(cost $79,998,785) | | | **79,998,785** |
| **Promissory Note—1.4%** | | | |
| Goldman Sachs Group Inc.<br>5.07%, 6/17/08<br>(cost $10,000,000) | 10,000,000 | [c] | **10,000,000** |
| **Time Deposits—3.3%** | | | |
| Abbey National Treasury Services PLC (Grand Cayman)<br>4.62%, 11/1/07<br>(cost $23,000,000) | 23,000,000 | | **23,000,000** |

| Repurchase Agreements−7.1% | Principal Amount ($) | Value ($) |
|---|---|---|
| J.P. Morgan Chase & Co.<br>5.06%, dated 10/31/07, due 11/1/07 in the amount of $20,002,810 (fully collateralized by $44,417,000 Corporate Bonds, 5.923%-7.461%, due 4/1/13-6/25/37, value $20,600,519) | 20,000,000 | 20,000,000 |
| UBS Securities LLC<br>5.04%, dated 10/31/07, due 11/1/07 in the amount of $30,004,198 (fully collateralized by $30,570,000 Corporate Bonds, 0%-8.50%, due 12/5/07-5/1/33, value $30,901,863) | 30,000,000 | 30,000,000 |
| **Total Repurchase Agreements**<br>(cost $50,000,000) | | **50,000,000** |
| **Total Investments** (cost $702,636,884) | **99.6%** | **702,636,884** |
| **Cash and Receivables (Net)** | **.4%** | **2,609,949** |
| **Net Assets** | **100.0%** | **705,246,833** |

[a] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At October 31, 2007, these securities amounted to $277,716,975 or 39.4% of net assets.*

[b] *Variable rate security—interest rate subject to periodic change.*

[c] *This note was acquired for investment, and not with the intent to distribute or sell. Security restricted as to public resale. This security was acquired on 9/21/07 at a cost of $10,000,000. At October 31, 2007, the aggregate value of this security was $10,000,000 representing 1.4% of net assets and is valued at amortized cost.*

## Portfolio Summary (Unaudited)[†]

| | Value (%) | | Value (%) |
|---|---|---|---|
| Banking | 58.0 | Repurchase Agreements | 7.1 |
| Asset-Backed/Multi-Seller Programs | 19.0 | Brokerage Firms | 4.2 |
| Asset-Backed/Structured | | Asset-Backed/Single Seller | 3.5 |
| Investment Vehicles | 7.8 | | **99.6** |

[†] *Based on net assets.*
*See notes to financial statements.*

## STATEMENT OF ASSETS AND LIABILITIES
October 31, 2007

|  | Cost | Value |
|---|---|---|
| **Assets ($):** | | |
| Investments in securities—See Statement of Investments | 702,636,884 | 702,636,884 |
| Cash | | 1,252,884 |
| Interest receivable | | 2,142,585 |
| Prepaid expenses | | 12,346 |
| | | **706,044,699** |
| **Liabilities ($):** | | |
| Due to The Dreyfus Corporation and affiliates—Note 2(b) | | 452,111 |
| Payable for shares of Common Stock redeemed | | 207,835 |
| Accrued expenses | | 137,920 |
| | | **797,866** |
| **Net Assets ($)** | | **705,246,833** |
| **Composition of Net Assets ($):** | | |
| Paid-in capital | | 705,247,168 |
| Accumulated net realized gain (loss) on investments | | (335) |
| **Net Assets ($)** | | **705,246,833** |
| **Shares Outstanding** | | |
| (25 billion shares of $.001 par value Common Stock authorized) | | 705,247,168 |
| **Net Asset Value,** offering and redemption price per share ($) | | **1.00** |

*See notes to financial statements.*

# STATEMENT OF OPERATIONS

Year Ended October 31, 2007

| Investment Income ($): | |
|---|---:|
| **Interest Income** | **37,795,639** |
| **Expenses:** | |
| Management fee–Note 2(a) | 3,530,235 |
| Shareholder servicing costs–Note 2(b) | 1,822,314 |
| Custodian fees–Note 2(b) | 73,701 |
| Professional fees | 65,779 |
| Registration fees | 33,630 |
| Directors' fees and expenses–Note 2(c) | 13,200 |
| Miscellaneous | 23,400 |
| **Total Expenses** | **5,562,259** |
| Less–reduction in management fee due to undertaking–Note 2(a) | (266,904) |
| Less–reduction in custody fees due to earnings credits–Note 1(b) | (4,540) |
| **Net Expenses** | **5,290,815** |
| **Investment Income–Net, representing net increase in net assets resulting from operations** | **32,504,824** |

*See notes to financial statements.*

# STATEMENT OF CHANGES IN NET ASSETS

| | Year Ended October 31, | |
| --- | --- | --- |
| | 2007 | 2006 |
| **Operations ($):** | | |
| **Investment Income-Net, representing net increase in net assets resulting from operations** | **32,504,824** | **29,833,003** |
| **Dividends to Shareholders from ($):** | | |
| **Investment income−net** | **(32,504,824)** | **(29,833,003)** |
| **Capital Stock Transactions** ($1.00 per share): | | |
| Net proceeds from shares sold | 501,983,516 | 465,077,625 |
| Dividends reinvested | 31,674,525 | 28,922,295 |
| Cost of shares redeemed | (528,919,977) | (533,456,157) |
| **Increase (Decrease) in Net Assets from Capital Stock Transactions** | **4,738,064** | **(39,456,237)** |
| **Total Increase (Decrease) in Net Assets** | **4,738,064** | **(39,456,237)** |
| **Net Assets ($):** | | |
| Beginning of Period | 700,508,769 | 739,965,006 |
| **End of Period** | **705,246,833** | **700,508,769** |

*See notes to financial statements.*

## FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

|  | Year Ended October 31, | | | | |
|---|---|---|---|---|---|
|  | 2007 | 2006 | 2005 | 2004 | 2003 |
| **Per Share Data ($):** | | | | | |
| Net asset value, beginning of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| Investment Operations: | | | | | |
| Investment income—net | .046 | .041 | .021 | .005 | .006 |
| Distributions: | | | | | |
| Dividends from investment income—net | (.046) | (.041) | (.021) | (.005) | (.006) |
| Net asset value, end of period | 1.00 | 1.00 | 1.00 | 1.00 | 1.00 |
| **Total Return (%)** | 4.70 | 4.20 | 2.14 | .50 | .62 |
| **Ratios/Supplemental Data (%):** | | | | | |
| Ratio of total expenses to average net assets | .79 | .82 | .84 | .85 | .82 |
| Ratio of net expenses to average net assets | .75 | .75 | .75 | .75 | .75 |
| Ratio of net investment income to average net assets | 4.60 | 4.12 | 2.08 | .49 | .62 |
| Net Assets, end of period ($ x 1,000) | 705,247 | 700,509 | 739,965 | 851,019 | 967,440 |

*See notes to financial statements.*

### NOTE 1—Significant Accounting Policies:

Dreyfus Worldwide Dollar Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income as is consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. On July 1, 2007, Mellon Financial Corporation ("Mellon Financial") and The Bank of New York Company, Inc. merged, forming The Bank of New York Mellon Corporation ("BNY Mellon"). As part of this transaction, Dreyfus became a wholly-owned subsidiary of BNY Mellon. MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

**(a) Portfolio valuation:** Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

**(b) Securities transactions and investment income:** Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments is earned from settlement date and recognized on the accrual basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund may enter into repurchase agreements with financial institutions, deemed to be creditworthy by the Manager, subject to the seller's agreement to repurchase and the fund's agreement to resell such securities at a mutually agreed upon price. Securities purchased subject to repurchase agreements are deposited with the fund's custodian and, pursuant to the terms of the repurchase agreement, must have an aggregate market value greater than or equal to the repurchase price plus accrued interest at all times. If the value of the underlying securities falls below the value of the repurchase price plus accrued interest, the fund will require the seller to deposit additional collateral by the next business day. If the request for additional collateral is not met, or the seller defaults on its repurchase obligation, the fund maintains the

right to sell the underlying securities at market value and may claim any resulting loss against the seller.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The FASB released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. Management does not believe that the application of this standard will have a material impact on the financial statements of the fund.

At October 31, 2007, the components of accumulated earnings on a tax basis were substantially the same as for financial reporting purposes.

The accumulated capital loss carryover of $335 is available to be applied against future net securities profits, if any, realized subsequent

to October 31, 2007. If not applied, $208 of the carryover expires in fiscal 2008 and $127 expires in fiscal 2011.

The tax characters of distributions paid to shareholders during the fiscal periods ended October 31, 2007 and October 31, 2006, were all ordinary income.

At October 31, 2007, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

### NOTE 2—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from November 1, 2006 through October 31, 2007 to reduce the management fee paid by the fund, if the fund's aggregate expenses, exclusive of taxes, brokerage fees, interest on borrowings and extraordinary expenses, exceed an annual rate of .75% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $266,904 during the period ended October 31, 2007.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended October 31, 2007, the fund was charged $828,116 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended October 31, 2007, the fund was charged $703,110 pursuant to the transfer agency agreement.

Effective July 1, 2007, the fund's custodian, The Bank of New York, became an affiliate of the Manager. Under the fund's pre-existing custody agreement with The Bank of New York, for providing custodial services for the fund for the four months ended October 31, 2007, the fund was charged $28,687. Prior to becoming an affiliate, The Bank of New York was paid $45,014 for custody services to the fund for the eight months ended June 30, 2007.

During the period ended October 31, 2007, the fund was charged $4,660 for services performed by the Chief Compliance Officer.

The components of "Due to The Dreyfus Corporation and affiliates" consist of: management fees $296,567, shareholder services fees $8,000, custodian fees $39,518, chief compliance officer fees $2,812 and transfer agency per account fees $118,424, which are offset against an expense reimbursement currently in effect in the amount of $13,210.

**(c)** Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

# REPORT OF INDEPENDENT REGISTERED
## PUBLIC ACCOUNTING FIRM

**Shareholders and Board of Directors of**
**Dreyfus Worldwide Dollar Money Market Fund, Inc.**

We have audited the accompanying statement of assets and liabilities of Dreyfus Worldwide Dollar Money Market Fund, Inc., including the statement of investments, as of October 31, 2007, and the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended, and financial highlights for each of the years indicated therein. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. We were not engaged to perform an audit of the Fund's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of October 31, 2007 by correspondence with the custodian and others. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Dreyfus Worldwide Dollar Money Market Fund, Inc. at October 31, 2007, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the indicated years, in conformity with U.S. generally accepted accounting principles.

*Ernst + Young LLP*

New York, New York
December 10, 2007

## IMPORTANT TAX INFORMATION (Unaudited)

For federal tax purposes the fund hereby designates 90.93% of ordinary income dividends paid during the fiscal year ended October 31, 2007 as qualifying interest related dividends.

# INFORMATION ABOUT THE REVIEW AND APPROVAL
## OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Directors held on July 19 and 20, 2007, the Board considered the re-approval for an annual period (through August 31, 2008) of the fund's Management Agreement with Dreyfus, pursuant to which Dreyfus provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of Dreyfus.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of Dreyfus regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. Dreyfus' representatives reviewed the fund's distribution of accounts and the relationships Dreyfus has with various intermediaries and the different needs of each. Dreyfus' representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and Dreyfus' corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. Dreyfus also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered Dreyfus' research and portfolio management capabilities and that Dreyfus also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered Dreyfus' extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail no-load money market funds (the "Performance Group") and to a larger universe of funds, consisting of all retail money market funds (the "Performance Universe"), selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance was above the Performance Universe medians for all periods ended May 31, 2007 and that, while it was at or below the Performance Group medians for the periods ended May 31, 2007, it was in the third quintile for all periods except the one-year period.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund's management fee was higher than the Expense Group and Expense Universe medians and that the fund's expense ratio was higher than the Expense Group and Expense Universe medians; the Board members noted that the fund's actual management fee and expense ratio were lower due to the undertaking by Dreyfus to waive fees and reimburse expenses to limit the fund's expense ratio.

Representatives of Dreyfus reviewed with the Board members the advisory fees paid by mutual funds managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies, and included within the fund's Lipper category (the "Similar Funds") and stated that there were no other accounts managed by Dreyfus or its affiliates with similar investment objectives, policies and strategies as the fund. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. Dreyfus' representatives reviewed the dollar amount of expenses allocated and profit received by Dreyfus and the method used to determine such expenses and profit. The Board considered information, previously provided and discussed, prepared by an independent consulting firm regarding Dreyfus' approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also considered that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board members also considered potential benefits to Dreyfus from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's investments.

It was noted that the Board members should consider Dreyfus' profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by Dreyfus, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that Dreyfus may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided. The Board also noted the fee waiver and expense reimbursement arrangement and its effect on Dreyfus' profitability.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by Dreyfus are adequate and appropriate.

- The Board generally was satisfied with the fund's relative performance.

- The Board concluded that the fee paid by the fund to Dreyfus was reasonable in light of the services provided, comparative performance, expense and advisory fee information, including Dreyfus' undertaking to limit the fund's expense ratio (which reduced the fund's actual management fee and expense ratio), costs of the services provided and profits to be realized and benefits derived or to be derived by Dreyfus from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the Management Agreement was in the best interests of the fund and its shareholders.

## BOARD MEMBERS INFORMATION (Unaudited)

**Joseph S. DiMartino (64)**
**Chairman of the Board (1995)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- The Muscular Dystrophy Association, Director
- Century Business Services, Inc., a provider of outsourcing functions for small and medium size companies, Director
- The Newark Group, a provider of a national market of paper recovery facilities, paperboard mills and paperboard converting plants, Director
- Sunair Services Corporation, a provider of certain outdoor-related services to homes and businesses, Director

*No. of Portfolios for which Board Member Serves:* 165

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**Clifford L. Alexander, Jr. (74)**
**Board Member (2003)**

*Principal Occupation During Past 5 Years:*
- President of Alexander & Associates, Inc., a management consulting firm (January 1981-present)
- Chairman of the Board of Moody's Corporation (October 2000-October 2003)

*Other Board Memberships and Affiliations:*
- Mutual of America Life Insurance Company, Director

*No. of Portfolios for which Board Member Serves:* 53

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**David W. Burke (71)**
**Board Member (1994)**

*Principal Occupation During Past 5 Years:*
- Corporate Director and Trustee

*Other Board Memberships and Affiliations:*
- John F. Kennedy Library Foundation, Director

*No. of Portfolios for which Board Member Serves:* 88

**Whitney I. Gerard (73)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Partner of Chadbourne & Parke LLP

*No. of Portfolios for which Board Member Serves:* 28

———————

**George L. Perry (73)**
**Board Member (1989)**

*Principal Occupation During Past 5 Years:*
• Economist and Senior Fellow at Brookings Institution

*No. of Portfolios for which Board Member Serves:* 26

———————

*Once elected all Board Members serve for an indefinite term, but achieve Emeritus status upon reaching age 80. The address of the Board Members and Officers is in c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166. Additional information about the Board Members is available in the fund's Statement of Additional Information which can be obtained from Dreyfus free of charge by calling this toll free number: 1-800-554-4611.*

*Lucy Wilson Benson, Emeritus Board Member*
*Arthur A. Hartman, Emeritus Board Member*

## OFFICERS OF THE FUND (Unaudited)

**J. DAVID OFFICER, President since December 2006.**

Chief Operating Officer, Vice Chairman and a Director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. He is 59 years old and has been an employee of the Manager since April 1998.

**PHILLIP N. MAISANO, Executive Vice President since July 2007.**

Chief Investment Officer, Vice Chair and a director of the Manager, and an officer of 82 investment companies (comprised of 165 portfolios) managed by the Manager. Mr. Maisano also is an officer and/or Board member of certain other investment management subsidiaries of The Bank of New York Mellon Corporation, each of which is an affiliate of the Manager. He is 60 years old and has been an employee of the Manager since November 2006. Prior to joining the Manager, Mr. Maisano served as Chairman and Chief Executive Officer of EACM Advisors, an affiliate of the Manager, since August 2004, and served as Chief Executive Officer of Evaluation Associates, a leading institutional investment consulting firm, from 1988 until 2004.

**MICHAEL A. ROSENBERG, Vice President and Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 47 years old and has been an employee of the Manager since October 1991.

**JAMES BITETTO, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel and Secretary of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 41 years old and has been an employee of the Manager since December 1996.

**JONI LACKS CHARATAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 51 years old and has been an employee of the Manager since October 1988.

**JOSEPH M. CHIOFFI, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 45 years old and has been an employee of the Manager since June 2000.

**JANETTE E. FARRAGHER, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. She is 44 years old and has been an employee of the Manager since February 1984.

**JOHN B. HAMMALIAN, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 44 years old and has been an employee of the Manager since February 1991.

**ROBERT R. MULLERY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 55 years old and has been an employee of the Manager since May 1986.

**JEFF PRUSNOFSKY, Vice President and Assistant Secretary since August 2005.**

Associate General Counsel of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 42 years old and has been an employee of the Manager since October 1990.

**JAMES WINDELS, Treasurer since November 2001.**

Director – Mutual Fund Accounting of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 49 years old and has been an employee of the Manager since April 1985.

**ROBERT ROBOL, Assistant Treasurer since August 2003.**

Senior Accounting Manager – Money Market and Municipal Bond Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 43 years old and has been an employee of the Manager since October 1988.

**ROBERT SALVIOLO, Assistant Treasurer since May 2007.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since June 1989.

**ROBERT SVAGNA, Assistant Treasurer since August 2005.**

Senior Accounting Manager – Equity Funds of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 40 years old and has been an employee of the Manager since November 1990.

**GAVIN C. REILLY, Assistant Treasurer since December 2005.**

Tax Manager of the Investment Accounting and Support Department of the Manager, and an officer of 83 investment companies (comprised of 182 portfolios) managed by the Manager. He is 39 years old and has been an employee of the Manager since April 1991.

**JOSEPH W. CONNOLLY, Chief Compliance Officer since October 2004.**

Chief Compliance Officer of the Manager and The Dreyfus Family of Funds (83 investment companies, comprised of 182 portfolios). From November 2001 through March 2004, Mr. Connolly was first Vice-President, Mutual Fund Servicing for Mellon Global Securities Services. In that capacity, Mr. Connolly was responsible for managing Mellon's Custody, Fund Accounting and Fund Administration services to third-party mutual fund clients. He is 50 years old and has served in various capacities with the Manager since 1980, including manager of the firm's Fund Accounting Department from 1997 through October 2001.

**WILLIAM GERMENIS, Anti-Money Laundering Compliance Officer since October 2002.**

Vice President and Anti-Money Laundering Compliance Officer of the Distributor, and the Anti-Money Laundering Compliance Officer of 79 investment companies (comprised of 178 portfolios) managed by the Manager. He is 37 years old and has been an employee of the Distributor since October 1998.

# For More Information

**Dreyfus Worldwide Dollar
Money Market Fund, Inc.**

200 Park Avenue
New York, NY 10166

**Manager**

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

**Custodian**

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

**Distributor**

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

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**Ticker Symbol:** DWDXX

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**Telephone** 1-800-645-6561

**Mail** The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

**E-mail** Send your request to info@dreyfus.com

**Internet** Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission (''SEC'') for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2007, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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